EXHIBIT 21.1

THE ESTÉE LAUDER COMPANIES INC.

SIGNIFICANT SUBSIDIARIES

All significant subsidiaries are wholly-owned by The Estée Lauder Companies Inc. and/or one or more of its wholly-owned subsidiaries.

Name	Jurisdiction in which Organized

Clinique Laboratories, Inc.	Delaware

Estee Lauder Cosmetics Limited (U.K.)	United Kingdom

ELCA Cosmeticos LDA	Portugal

Estee Lauder Inc.	Delaware

Estee Lauder International, Inc.	Delaware